Filed pursuant to Rule 424(b)(3)

Registration No. 333-239940

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated July 27, 2020)

Nikola Corporation

Up to 249,843,711 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 27, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239940). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on September 8, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees or other successors in interest (the “Selling Securityholders”) of up to 249,843,711 shares of our common stock, $0.0001 par value per share (“Common Stock”), which includes (i) up to 6,640,000 shares held by certain persons and entities (the “Original Holders”) holding shares of Common Stock initially purchased by VectoIQ Holdings, LLC (the “Sponsor”) and Cowen Investments II, LLC (“Cowen Investments” and, together with the Sponsor, the “Founders”) in a private placement in connection with the initial public offering of VectoIQ Acquisition Corp. and (ii) 243,203,711 shares held by certain affiliates of the Company. We are registering the shares for resale pursuant to such stockholders’ registration rights under a Registration Rights and Lock-Up Agreement between us and such stockholders, which in addition to such registration rights, also provides for certain transfer and lock-up restrictions on such shares.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On September 4, 2020, the closing price of our Common Stock was $35.55.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 8, 2020.

united states

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 3, 2020

Nikola Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-38495	82-4151153
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4141 E Broadway Road
Phoenix, AZ	85040
(Address of principal executive offices)	(Zip Code)

(480) 666-1038

(Registrant’s telephone number,
including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC
Warrants to purchase common stock	NKLAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Subscription Agreement

On September 3, 2020, Nikola Corporation (the “Company”) and General Motors Holdings LLC (“GM Holdings”) entered into a Subscription Agreement (the “Subscription Agreement”), pursuant to which the Company agreed to issue and sell 47,698,545 shares of its common stock (the “Shares”) to GM Holdings valued at $2.0 billion (the “Investment”) based on a volume-weighted average price per share of the Company’s common stock of $41.93, as determined over a period of time ending one day prior to the execution of the Subscription Agreement. The Shares will be issued in consideration for GM Holdings entering into or causing certain of its affiliates to enter into, and undertake the obligations under, certain commercial agreements described below.

The Subscription Agreement contains customary conditions to closing of the Investment (the “Closing”), including receipt of all approvals or the termination or expiration of all waiting periods required under applicable antitrust laws. The Company currently anticipates that the Closing will occur prior to September 30, 2020. The Subscription Agreement may be terminated by either the Company or GM Holdings if the Closing has not occurred by December 3, 2020. Each of the Company and GM Holdings has made customary representations, warranties and covenants in the Subscription Agreement. The representations and warranties of the parties will generally survive after the date on which the Closing occurs. The Company has agreed to indemnify GM Holdings for losses incurred by it arising out of certain indemnifiable matters specified therein in connection with certain of the Company’s third-party arrangements, subject to other terms and conditions in the Subscription Agreement.

In connection with the Closing, the Company and GM Holdings have also agreed to enter into a Stockholder Agreement (the “Stockholder Agreement”). Under the terms of the Stockholder Agreement, GM Holdings will be (a) entitled to nominate a board designee for election beginning at the Company’s 2021 annual meeting of stockholders, (b) subject to certain lockup and transfer restrictions and receive certain customary registration rights and (c) subject to certain market standstill provisions, as further described below.

Board Representation. In connection with the Closing, GM Holdings will be entitled to nominate one individual (a “Designee”) for election to the Company’s Board of Directors (the “Nikola Board”), who is reasonably acceptable to the then-current Nikola Board. If GM Holdings nominates a Designee, Company will nominate such Designee in connection with the solicitation of proxies for the Company’s 2021 annual meeting of stockholders. The Designee will have the same voting and other rights as those held by the other members of the Nikola Board and will serve for an initial term expiring at the Company’s 2024 annual meeting of stockholders or until such Designee’s earlier resignation or removal. The Company will continue to be obligated to nominate the Designee, or a successor Designee selected by GM Holdings for election and to use commercially reasonable efforts to cause the Designee to be elected or re-elected, as applicable, until the earlier of (i) the date GM Holdings no longer holds at least sixty-five percent (65%) of the Shares and (ii) the date immediately prior to the Nikola Board’s nomination of directors for the Company’s 2027 annual meeting of stockholders.

Transfer Restrictions. For a period commencing on the date of the Closing and ending on the first anniversary of the Closing, without the prior consent of the Nikola Board, GM Holdings will be restricted from transferring the Shares other than to affiliates of GM Holdings. Beginning on and after the first anniversary of the Closing, GM Holdings will be permitted to transfer a number of shares equal to or less than thirty-three percent (33%) of the total Shares, and beginning on such date GM Holdings will have resale registration rights and piggyback registration rights with respect to such shares. Beginning on and after the second anniversary of the Closing, GM Holdings will be permitted to transfer a number of shares equal to or less than sixty-six percent (66%) of the total Shares (inclusive of the initial thirty-three percent (33%) described in the foregoing sentence), and beginning on such date will also have demand registration rights for an underwritten offering of the Shares. The transfer restrictions with respect to the remaining thirty-four percent (34%) of the total Shares will terminate on the earlier of the termination of the Master Electric Truck Development Agreement described below and June 30, 2025.

Standstill Obligations. GM Holdings will be subject to a standstill provision for a period commencing on the date of the Closing and ending on the later of the third anniversary of the Closing or such time GM Holdings (together with any of its applicable affiliates) ceases to beneficially own at least ten percent (10%) of shares of the Company’s common stock (the “Standstill Period”). During the Standstill Period, GM Holdings will not, among other things and subject to specified exemptions: (a) acquire any securities of the Company if, immediately after such acquisition, GM Holdings, together with its affiliates, would beneficially own more than fifteen percent (15%) of the outstanding common stock of the Company; (b) propose any merger, consolidation, business combination, tender offer or similar transaction involving the Company; (c) solicit proxies or consents to vote any securities of the Company; or (d) form, join or participate in a third party group (as such term is used in the rules of the Securities and Exchange Commission), subject to certain exceptions.

Master Electric Truck Development Agreement

Concurrently with the Subscription Agreement, GM Holdings, GM Global Technology Operations LLC (“GTO,” together with GM Holdings, “GM”) and the Company entered into a Master Electric Truck Development Agreement (“METDA”) for the design and development of certain electric and fuel cell powered trucks that are to be identified under individual program plans to be entered into by the parties, each of which will have a default term of six years. Two initial program plans are attached to the METDA, and each covers vehicles developed under the METDA based on extant GM platforms for light-duty trucks, customized with upper bodies designed by or for the Company, and branded under the Company’s name. GM will retain intellectual property ownership of its platform, and the Company will own the intellectual property developed for the customized upper bodies. These vehicles will be manufactured and supplied to the Company pursuant to the terms of a Master Vehicle Supply Agreement (“MVSA”), to be entered into by the parties. The core terms of the MVSA are contained in a binding term sheet attached to the METDA.

GM grants the Company an intellectual property license under the METDA within North America to market and sell the vehicles from GM under the MVSA, as well as to maintain and service such vehicles. GM also grants the Company an intellectual property license under the METDA within North America to have these vehicles manufactured itself or by third parties; provided that the Company will only exercise such rights under identified triggering events, such as the termination of the METDA by the Company for GM’s material uncured breach. The scheduled term of METDA is to end on the latter of the expiration of all program plans and the expiration or termination of the MVSA. Additional terms in the METDA include cost allocations for development and manufacture of the vehicles, governance oversight of the program plans, technical documentation, representations, warranties, and indemnities by the parties, and terms covering other standard commercial issues. Under the METDA, the Company will reimburse GM for up to Seven Hundred Million U.S. Dollars ($700,000,000) of capital expenses to make available manufacturing capacity for up to fifty thousand units per year of the initial two vehicles. Additionally, if the Company requests additional manufacturing capacity in excess of fifty thousand units per year, it agrees to reimburse GM for capital expenses incurred exclusively for such additional capacity. The METDA also allocates the value of GM”s Investment amongst in-kind consideration provided by GM under the commercial agreements, including the intellectual property license to GM’s platforms; GM’s modification and integration of its fuel cell technologies into the vehicles it manufactures for the Company, as well as into Class 7 and Class 8 trucks that the Company manufactures separately; access to GM’s validated parts and components, including GM’s Ultium battery technology; and GM’s engineering services for the vehicle upper bodies. However, if the Subscription Agreement is terminated prior to the Closing, the Company is to reimburse GM for the development costs, capital expenditures, and cancellation costs incurred by GM prior to termination.

The term sheet for the MVSA addresses commercial terms for the manufacturing and supply of the vehicles, including the forecasting and ordering process for the vehicles, allocation of environmental credits for the vehicles, and the charges to the company for the manufacture and supply of the vehicles. These charges are based primarily on a cost-plus model. The MVSA term sheet provides a limited manufacturer warranty to the Company, and otherwise delineates the responsibilities of the parties regarding end user warranty claims, intellectual property infringement, investigations of product liability issues, and regulatory compliance obligations regarding the vehicles. The term sheet covers other standard commercial issues as well, including termination provisions, and stipulating rights and limitations regarding assignment of the MVSA to third parties. The MVSA term sheet is binding until the definitive agreement is entered into between the parties.

Fuel Cell System Term Sheet

Additionally, on September 3, 2020, the Company and GM Holdings entered into a binding Fuel Cell System Supply Agreement (the “FCSA”) term sheet, pursuant to which the Company has agreed purchase from GM hydrogen fuel cell propulsion systems for the Class 7 and Class 8 trucks that the Company manufactures. The Company is required to purchase these systems exclusively from GM (except for the European market) for a period of four years following the start of production of such vehicles, subject to qualifications provided in the term sheet. The FCSA term sheet also states that the parties will negotiate agreements so that the Company can purchase parts for its own vehicles through GM globally, on a cost-plus model, as well as an agreement for the provision of batteries by GM for the Company’s vehicles. The term sheet for the FCSA further addresses commercial terms for the manufacturing and supply of the fuel cell systems, including the forecasting and ordering process for these systems, the charges to the Company for the manufacture and supply of these systems, and the allocation of capital costs for the manufacture of these systems. The charges for the fuel cell systems are based primarily on a cost-plus model. The FCSA term sheet provides a limited factory warranty for the fuel cell systems, and otherwise delineates the responsibilities of the parties regarding warranty claims, intellectual property infringement, investigations of product liability issues, and regulatory compliance obligations regarding the fuel cell systems. The term sheet covers other standard commercial issues as well, including termination provisions, and stipulating rights and limitations regarding assignment of the FCSA to third parties. The FCSA term sheet is binding until the definitive agreement is entered into between the parties.

Item 3.02	Unregistered Sales of Equity Securities.

Pursuant to the Subscription Agreement described in Item 1.01 above, the Company will issue 47,698,545 shares of its common stock to GM Holdings at the Closing in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933. GM Holdings has made certain representations as a recipient of the Company’s common stock, including that the Shares will be acquired for its own account for investment purposes only and not with a view to distribute any of the Shares, and that such recipient is able to bear the risks of the investment.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 8, 2020

NIKOLA CORPORATION

By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer and Secretary